UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under to Section 13(e) of the

Securities Exchange Act of 1934

(Amendment No. 4)

MANITEX INTERNATIONAL, INC.

(Name of the Issuer)

Manitex International, Inc.

Lift SPC Inc.

Tadano Ltd.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

563420108

(CUSIP Number of Class of Securities)

Manitex International, Inc. 9725 Industrial Drive Bridgeview, Illinois 60455 (708) 430-7500 Attn: J. Michael Coffey	Lift SPC Inc. c/o Tadano Ltd. Ko-34, Shinden-cho, Takamatsu, Kagawa 761-0185, Japan +81-87-839-5555 Attn: Noriaki Yashiro

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Bryan Cave Leighton Paisner LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000 Attn: Todd M. Kaye & Stephanie Hosler	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Attn: Frank J. Aquila & Mimi Wu

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Introduction

This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Manitex International, Inc. (the “Company”); (2) Tadano Ltd., a Japanese corporation (“Tadano”) and (3) Lift SPC Inc., a Michigan corporation and a wholly owned subsidiary of Tadano (“Merger Sub”) (each of (1) through (3) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 12, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Tadano and Merger Sub. Pursuant to the terms of the Merger Agreement, on January 2, 2025, Merger Sub was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Tadano (the “Merger”). Merger Sub is no longer a Filing Person because it was merged with and into the Company (the “Surviving Corporation”).

This Final Amendment is being filed to report the results of the transaction that is the subject of this Transaction Statement, pursuant to Rule 13e-3(d)(3) of the Exchange Act.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15. Additional Information

Regulation M-A Item 1011

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On December 20, 2024, at a special meeting of the Company’s shareholders (the “Special Meeting”), the holders of a majority of the shares of common stock of the Company, no par value (“Common Stock”) outstanding and entitled to vote at the Special Meeting voted to (i) approve the Merger Agreement and (ii) approve, by a non-binding advisory vote, certain compensation arrangements for the Company’s named executed officers in connection with the Merger.

On January 2, 2025, the Company filed a Certificate of Merger with the Michigan Department of Licensing and Regulatory Affairs, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Tadano. At the effective time of the Merger (the “Effective Time”), (1) each share of issued Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock that are owned by Tadano, Merger Sub or the Company or their respective subsidiaries (which we refer to as the “Excluded Shares”)) was automatically cancelled and converted into the right to receive $5.80 per share in cash, without interest, less any required withholding taxes (the “Merger Consideration”), (2) each Excluded Share owned by Tadano or any subsidiary thereof remained outstanding as a validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and (3) each other Excluded Share was cancelled and ceased to exist, and no consideration was payable therefor.

In connection with the closing of the Merger, at the Effective Time, each restricted stock unit of the Company (each, a “Company RSU”) outstanding immediately before the Effective Time was automatically cancelled and converted into the right to receive a cash payment, without interests, less any required withholding taxes, equal to the product of (i) the number of shares of Common Stock underlying such Company RSU multipled by (ii) the Merger Consideration.

In addition, each stock option of the Company (each, a “Company Option”) outstanding immediately before the Effective Time was automatically cancelled and converted into the right to receive a cash payment, without interest, less any required withholding taxes, equal to (i) the excess, if any, of the Merger Consideration over the per share exercise price of the Company Option multiplied by (ii) the number of shares of Common Stock underlying such Company Option. If the exercise price per share of the Company Option was equal to or greater than the Merger Consideration, then such Company Option was cancelled without any cash payment or other consideration.

Further, each performance stock unit outstanding immediately before the Effective Time was automatically cancelled without any cash payment or other consideration.

The Common Stock ceased trading on the NASDAQ Capital Market (“NASDAQ”) prior to the open of trading on January 2, 2025, and NASDAQ filed a notification of removal from listing and registration on Form 25 with the SEC on January 2, 2025 to effect the delisting of the Common Stock from NASDAQ and the deregistration of Common Stock under Section 12(b) of the Exchange Act. The Surviving Corporation intends to file a Form 15 with the SEC requesting the termination of registration of Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to Common Stock.

In addition, on January 2, 2025, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 3, 2025 with the SEC and incorporated herein by reference as Exhibit (a)(10) hereto.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Manitex International, Inc. (the “Proxy Statement”) (included in Schedule 14A filed on November 20, 2024 and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Press Release, dated September 12, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(4) Letter to employees, dated September 12, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(5) Letter to customers, dated September 12, 2024 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(6) Press Release, dated September 13, 2024 (included in Schedule 14A filed on September 13, 2024 and incorporated herein by reference).

(a)(7) Document to employees, dated September 13, 2024 (included in Schedule 14A filed on September 13, 2024 and incorporated herein by reference).

(a)(8) Letter to customers, dated September 19, 2024 (included in Schedule 14A filed on September 19, 2024 and incorporated herein by reference).

(a)(9) Definitive Additional Materials to the Proxy Statement of Manitex International, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(10) Press Release, dated January 2, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 3, 2025 and incorporated herein by reference).

(b) None.

(c)(1) Discussion Materials of Perella Weinberg Partners, LP for Tadano Management, dated July 31, 2024.**†

(c)(2) Discussion Materials of Perella Weinberg Partners, LP for the Board of Directors and Certain Senior Management of Tadano, dated September 5, 2024.**

(c)(3) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated December 6, 2023.**†

(c)(4) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated December 22, 2023.**†

(c)(5) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated January 3, 2024.**†

(c)(6) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated January 25, 2024.**†

(c)(7) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated February 26, 2024.**†

(c)(8) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated March 27, 2024.**†

(c)(9) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated May 9, 2024.**†

(c)(10) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated June 24, 2024.**†

(c)(11) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated September 10, 2024.**†

(c)(12) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors and the Transaction Committee of the Company, dated September 11, 2024.**†

(d)(1) Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(e) None.

(f) Section 762 of the Michigan Business Corporation Act.**

(g) None.

(h) None.

107 Filing Fee Table*

*	Previously filed with the Schedule 13E-3 filed with the SEC on October 1, 2024.
**	Previously filed with the Schedule 13E-3 filed with the SEC on November 4, 2024.
†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 6, 2025.

MANITEX INTERNATIONAL, INC.

By:	/s/ Michael Coffey
	Name:	Michael Coffey
	Title:	Authorized Signatory

LIFT SPC INC.

By:	/s/ Noriaki Yashiro
	Name:	Noriaki Yashiro
	Title:	Authorized Signatory

TADANO LTD.

By:	/s/ Noriaki Yashiro
	Name:	Noriaki Yashiro
	Title:	Director and Managing Executive Officer